Mail Stop 3561

September 29, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

   Re: Cargo Connection Logistics Holding, Inc.
      Form 10-KSB
      Filed May 22, 2006
      File No. 0-28223

Dear Mr. Dobrinsky:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Risk Factors, page 6

1. Please expand the first paragraph to indicate that your independent auditors issued a going concern opinion and specifically state that there is substantial doubt about the company's ability to continue as a going concern.

Item 6. Management Discussion and Analysis and Plan of Operations

Liquidity and Capital Resources, page 16

2. We note that you have a substantial net working capital deficit. Add disclosure that addresses the effect, if any, of the existence of a net working capital deficit on your ability to operate your business and meet your obligations as they come due.

Consolidated Statements of Operations

3. We note that gains/losses on sales of assets were classified as non-operating. Such gains (losses) on disposals should be separately reported in your consolidated statement of operations within operating income (loss) in a similar manner as "other general expenses" pursuant to the guidance in paragraph 45 of SFAS 144. Please revise your classification accordingly going forward.

Note 3-Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

4. We note you describe in the business section of your filing that the company is a provider of logistics solutions and further, that you are a non-asset transportation provider of truckload and transportation services which includes the selection and hiring of third party transportation service providers to manage your customers needs. In this regard, please explain to us in clear and concise detail how your revenue arrangements are typically structured with your customers and third party

transportation service providers. Tell us how your how your accounting treatment for such arrangements complies with the guidance set forth in EITF No. 99-19. For example, it could be argued that your business is similar in nature to that of a travel agency, except that you provide services for the "shipment" of freight instead of people. We note that most of the trucks or transportation means in which goods are transported are not owned by the company. This is analogous to a travel agent that represents various carriers, but does not own any transportation assets. Thus, they generally recognize revenues on a net basis. Refer to Examples 12 and 13 of EITF No. 99-19. Similar to travel agent, it appears that you charge a fee to a customer for the "shipping cost" paid to the various carriers, and you earn income based on a net amount. In this regard, please tell us how your treatment meets the requirements of EITF No. 99-19 for gross presentation. Your response should address each of the relevant indicators in paragraphs 7 through 14 of EITF No. 99-19 for recognizing revenue on a gross basis and why management believes net presentation is not appropriate for your revenue arrangements. Also, in your response, explain whether you are responsible to your customers for any claims from damage to freight while in transit and, if so, whether you generally receive reimbursement from the carrier for these claims. Assuming a satisfactory response, significantly expand your disclosures to describe the aforementioned considerations.

5. Your disclosures on page 25 indicate that you previously recognized certain revenues on a net basis because of an agency arrangement. Please tell us why you no longer account for such arrangements on a net basis.

6. With respect to your contracts with independent carriers, supplementally tell us and expand your disclosures to indicate if any of these contracts require you to commit to the purchase of transportation or other services prior to the related customer orders. Describe your accounting for such commitments, if any. Also, describe any other relevant financial terms of these contracts.

Note 7 – Factoring Facilities, page F-13

7. We note from your disclosure that the escrow being held by the factor represents funds available to assist Cargo Connection in funding payments to the carriers. Please clarify for us in greater detail and in the notes to your financial statements the reason(s) why the factor requires an escrow account for funding payments to the carriers.

Note 10 – Notes Payable, page F-15

8. Please explain why the amounts disclosed in the notes to your financial statements as notes payable outstanding as of December 31, 2005 do not agree to the amounts presented on the face of the consolidated balance sheet. Your disclosure indicates that you have notes payable outstanding of $283,907 at December 31, 2005; however, the amount presented on the face of your balance sheet is $403,408. Please reconcile the difference for us.

Note 11 – Secured Convertible Debentures, page F-15

9. We note from your disclosures that you have issued convertible debentures to various parties (i.e. management and Montgomery Equity Partners) which include both freestanding and embedded derivatives. We also note that you have bifurcated the value of the embedded derivatives from the debt host agreements and as such recorded a derivative liability which is being amortized to interest expense using the effective interest method. However, little, if any disclosure has been made with respect to the fair value amount assigned to the embedded derivatives at the date of issuance. In this regard, please quantify for us and in the notes to your financial statements, the fair value of the embedded derivatives at the date of issuance and as of December 31, 2005. Tell us and disclose where such amounts are located in the liability section of the balance sheet if it is included in other than the line item financial instruments.

10. Further, please reconcile the amount representing financial instruments presented on the face of the balance sheet of $2,152,754 to the freestanding and embedded

derivative amounts disclosed in your footnotes.

Note 17 – Stockholders' Deficiency, page F-19

Conversion of Preferred Stock into Common, page F-19

11. Please reconcile the shares and amounts disclosed in your footnote on page F-19 relating to the conversion of series IV preferred stock to the shares and amounts presented on the face of your statements of stockholders' deficiency.

Issuance of Stock Related to Capital, page F-20

12. Please tell us where the 8,315,789 shares of common stock that were returned by Cornell Capital in connection with the termination of the Standby Equity Distribution Agreement have been recorded on the face of the statement of stockholders' deficiency and reconcile any differences for us.

Conversion of Notes Payable, page F-21

13. Please reconcile the shares and amounts disclosed in your footnote on pages F-20 to F-22 relating to the conversion of notes payable to shares of your common stock to the shares and amounts presented on the face of your statements of stockholders' deficiency.

Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006

14. We note your presentation of gross profit that is not consistent with the year end financial statements and is not appropriate for your service-type business. Please eliminate this presentation as well as any subtotal before operating income.

Other

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Jessee Dobrinsky
Cargo Connection Logistics Holding, Inc.
September 29, 2006
Page 7

        You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief

Via Facsimile: Scott Goodman, CFO
                (516) 239-0411